SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 1st, 2013 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated October 1st, 2013 the Company reported that its Board of Directors called an Ordinary General Shareholders' Meeting to be held on October 31st, 2013, at 2: p.m., at its registered office located at Bolivar 108, 1st Floor, City of Buenos Aires, to deal with the following agenda:

1. Appointment of two shareholders to sign the minutes of the meeting.
2. Consideration of the rules contained in Resolution 609/2012 issued by the Argentine Securities Commission and the creation of a special reserve in the Shareholders’ Equity.
3. Consideration of the documents contemplated in Section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30th, 2013.
4. Consideration of the Board of Directors’ performance.
5. Consideration of the Supervisory Committee’s performance.
6. Treatment of “Retained Earnings” account and consideration of the reversal of the “Reserve for New Projects” account. Delegation of its implementation.
7. Treatment and allocation of net income for the fiscal year ended June 30th, 2013, amounting to ARS 238,737,000. Consideration of payment of a dividend in cash and/or in kind, for up to ARS 250,000,000.
8. Consideration of compensation payable to the Board of Directors for the fiscal year ended June 30th, 2013 for ARS 19,838,936 (total compensation) which amount exceeds by ARS 7,506,981 the limit of FIVE PERCENT (5%) of the earnings recorded in accordance with Section 261 of Law No. 19,550 and the regulations issued by the Argentine Securities Commission, given the proposed dividend amount. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget.
9. Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30th, 2013.
10. Determination of the number and election of Regular Directors and Alternate Directors, as applicable.
11. Appointment of Regular and Alternate Members of the Supervisory Committee.
12. Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.
13. Updating of Shared Services Agreement report.
14. Treatment of amounts paid as personal asset tax levied on the shareholders.
15. Consideration of the Plan for repurchase of shares and GDSs issued by the Company. Delegation of powers for the Board of Directors to resolve their allocation and implementation.
16. Updating of information on the implementation of payment of the bonus under the Incentive Plan for the Company’s officers as resolved upon by the shareholders’ meetings dated October 29th, 2009, October 29th, 2010, October 31st, 2011, and October 31st, 2012. Approval of actions taken. Extension of delegation of powers on the Board of Directors concerning its implementation, approval, ratification and/or rectification for a new period, as applicable. Consideration of allocation of shares and GDSs issued by the Company kept by it in its portfolio and their allocation to the Incentive Plan.
17. Consideration of launching a Voluntary Public Tender Offer for the Shares of our controlled company Alto Palermo SA (APSA) under the provisions of Chapter II, Section I, Title III of the Regulations issued by the Argentine Securities Commission. Delegation on the Board of Directors of the broadest powers to implement the launching of the Voluntary Public Tender Offer.
18. Consideration of renewing the delegation on the Board of Directors of the powers to determine the time and currency of issuance and further terms and conditions for the issue of negotiable obligations under the Global Program for the Issue of Simple Negotiable Obligations for up to USD 300,000,000 currently in effect as resolved by the Shareholders’ Meeting dated October 31st, 2011.
19. Consideration of renewing the delegation on the Board of Directors of the powers to determine the time and currency of issuance and further terms and conditions as resolved by the shareholders’ meetings dated October 29th, 2009 and October 31st, 2011, for the issuance of short-term debt securities (valores representativos de deuda de corto plazo, “VCP”) for a maximum outstanding amount which shall not exceed at any time the peso equivalent of USD 50,000,000.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires (4322-0033) from 10:00 am to 6:00 pm no later than October 25th, 2013. The depositors shall be furnished with an acknowledgement of their admission to the Shareholders’ Meeting. Upon considering items 6) and 13) through 17) the Shareholders’ Meeting shall hold sessions in the nature of an extraordinary meeting which shall require that quorum be 60%. Eduardo Sergio Elsztain, Chairman, appointed by the Shareholders’ Meeting dated October 31st, 2012 and the Board Meeting of distribution of offices dated November 1st, 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Vice Chairman of the Board of Directors
October 3rd, 2013